Reed Smith                                                        Reed Smith LLP
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Matt Adam Kirmayer                                                    Suite 2000
Direct Phone: 415.659.5905                          San Francisco, CA 94111-3922
Email: mkirmayer@reedsmith.com                                      415.543.8700
                                                               Fax: 415.391.8269

                                January 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Albert C. Lee

Re:      Protalex, Inc.
         Post-Effective Amendment to Form SB-2, filed November 4, 2004 File Number 333-109846

Dear Mr. Lee:

         On behalf of Protalex, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 1, 2004 to Steven H. Kane with respect to the Company's Post-Effective Amendment No. 1 ("Amendment No. 1") to Form SB-2 (the "Registration Statement") referred to above.

         In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to those comments.

         Where indicated below, the Company will include changes to the respective disclosures in the Company's Post-Effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which the Company is filing contemporaneously with this response letter.

         We have sent to your attention three courtesy copies of this letter and Amendment No. 2, marked to show changes against the initial filing of Amendment No. 1, as filed with the Commission on January 25, 2005.

FORM SB-2

GENERAL

1. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT COMPLETE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

         The Company acknowledges and will comply with the Staff's comment.

2. PLEASE ELIMINATE JARGON AND TECHNICAL TERMS FROM THE PROSPECTUS AND PROVIDE A "PLAIN ENGLISH" EXPLANATION OR SUBSTITUTE. FOR EXAMPLE, THESE WORDS AND PHRASES APPEAR IN THE PROSPECTUS:

         o        "AUTOIMMUNE"

         o        "RE-VALIDATION"

         o        "METABOLIC PATHWAYS"

         o        "BACTERIAL FERMENTATION"

         o        "TISSUE INTEGRITY"

         o        "ELUCIDATING"

         o        "IMMUNE DYSREGULATION"

         The Company has revised the prospectus to eliminate jargon and technical terms and has provided "plain English" explanations or substitutes.

PROSPECTUS SUMMARY, PAGE 3

RECENT DEVELOPMENTS, PAGE 3

3. PLEASE REVISE TO QUANTIFY THE AMOUNT OF CAPITAL YOU EXPECT TO NEED IN ORDER TO DEVELOP YOUR LEAD PRODUCT CANDIDATE.

         The Company acknowledges the Staff's comment and has revised its disclosure under the section titled "Our Company" on page 2, to quantify the amount of capital the Company expects to need to develop its lead product candidate.

RISK FACTORS

4. PLEASE REVISE THE RISK FACTORS WHERE APPROPRIATE TO REPLACE GENERIC LANGUAGE WITH SPECIFIC DISCLOSURE OF EXACTLY HOW THESE RISKS HAVE AFFECTED AND WILL AFFECT YOUR OPERATIONS, FINANCIAL CONDITION OR BUSINESS, AND IF PRACTICABLE TO QUANTIFY, THE SPECIFIC AND IMMEDIATE EFFECTS TO INVESTORS OF EACH RISK THAT YOU HAVE IDENTIFIED. FOR EXAMPLE, YOU USE GENERAL PHRASES SUCH AS "MATERIAL ADVERSE EFFECT" THROUGHOUT THE RISK FACTOR SECTION. THESE GENERIC PHRASES ARE SUBJECT TO VARYING INTERPRETATIONS AND, THEREFORE, DO NOT ADEQUATELY EXPLAIN THE RISK OR CONCERN TO WHICH YOU REFER. PLEASE REVISE TO DESCRIBE THE ADVERSE EFFECT(S) IN GREATER DETAIL.

         The Company advises the Staff that it has reviewed the "Risk Factors" section and has made revisions to eliminate generic disclosures per the Staff's comment. With respect to the specific example highlighted by the Staff, the prospectus has been revised to replace "material adverse effect" with more specific language throughout the prospectus.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES ....PAGE 4

5. PLEASE REVISE YOUR STATEMENT THAT YOU EXPECT TO INCUR OPERATING LOSSES FOR THE NEXT SEVERAL YEARS TO CLARIFY THAT YOU MIGHT NEVER EARN A PROFIT. ADDITIONALLY, REVISE THE STATEMENT THAT YOU EXPECT RESEARCH AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENSES TO INCREASE OVER THE NEXT SEVERAL YEARS TO STATE THAT CONSEQUENTLY YOUR LOSSES WILL INCREASE DURING THIS PERIOD.

         In response to the Staff's comment, the Company has revised the disclosure on page 4 of the prospectus as requested.

IF WE FAIL TO OBTAIN REGULATORY APPROVALS FOR PRTX-100 OR ANY OTHER DRUG ..., PAGE 4

6. PLEASE REVISE YOUR FILING TO DISCUSS THE RISK THAT YOU MAY ENCOUNTER DELAYS OR REJECTIONS BASED ON YOUR INABILITY TO ENROLL ENOUGH PATIENTS AS A SEPARATE RISK FACTOR. THE RISK FACTOR SHOULD FOLLOW A HEADING THAT IDENTIFIES THE RISK AND POTENTIAL CONSEQUENCES.

         In response to the Staff's comment, the Company has revised the prospectus on pages 4-5 to include the risk factor titled "If we are unable to enroll enough patients to complete our clinical trials, regulatory agencies may delay their review of or reject our applications, which may result in increased costs and harm our ability to develop products."

7. TO THE EXTENT YOU HAVE EXPERIENCED ANY OF THE POTENTIAL PROBLEMS DESCRIBED IN THIS RISK FACTOR FOR PRTX-100 OR ANOTHER PRODUCT IN THE PAST, PLEASE REVISE TO DESCRIBE THE DIFFICULTIES YOU HAVE EXPERIENCED AND THE ACTUAL OR EXPECTED CONSEQUENCES.

         The Company supplementally advises the Staff that it has not experienced any of the potential problems described in this risk factor with respect to PRTX-100 or any other product.

OUR PRODUCTS, IF APPROVED, MAY FAIL TO ACHIEVE MARKET ..., PAGE 3

8. WE NOTE YOU HAVE COMPLETED PRE-CLINICAL STUDIES AND IS PREPARING TO FILE AN INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FDA, IF THE STUDIES PRODUCED ANY RESULTS THAT RAISE DOUBTS RELATING TO SAFETY OR EFFICACY OR ATTRACTIVENESS RELATIVE TO OTHER THERAPIES OR PROCEDURES, PLEASE REVISE TO DISCLOSE THE RESULTS THAT RAISE SUCH DOUBTS.

         The Company supplementally advises the Staff that, to this date, the Company's pre-clinical studies have not produced results that raise doubts relating to safety or efficacy or attractiveness relative to other therapies or procedures.

CLAIMS BY OTHER COMPANIES THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY ..., PAGE 5

9. PLEASE REVISE TO DISCUSS THE RISKS RELATED TO PROTECTION OF YOUR OWN PATENTS AND TRADE SECRETS AS A SEPARATE RISK FACTOR.

         In response to the Staff's comment, the Company has revised the prospectus on page 5-6 to include the risk factor titled "If we are unable to protect our proprietary rights, we may not be able to compete effectively or to operate profitably."

10. TO THE EXTENT YOU ARE AWARE OF ANY INTELLECTUAL PROPRIETARY RIGHTS THAT ARE BEING INFRINGED UPON OR THAT YOU HAVE BEEN NOTIFIED A THIRD PARTY'S BELIEF THAT YOU ARE INFRINGING ON THEIR PATENT(S), PLEASE REVISE TO DISCLOSE THE SITUATION AND POTENTIAL CONSEQUENCES.

         The Company supplementally advises the Staff that the Company is unaware of any intellectual proprietary rights that are being infringed upon by the Company, and the Company has not been notified of any third party's belief that the Company is infringing on its patents.

11. RATHER THAN INCLUDE A BULLET POINT LIST OF THE IMPORTANT INTELLECTUAL PROPERTY FACTORS, PLEASE REVISE TO DISCUSS THE CONSEQUENCES IF YOU ARE NOT SUCCESSFUL IN ACHIEVING OR IMPLEMENTING THESE FACTORS.

         In response to the Staff's comment, the Company has revised the prospectus on page 6-7. Specifically, as revised, the bulleted factors have been deleted and the risk factor discusses the consequences of not achieving or implementing the deleted factors.

WE MAY BECOME INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS ..., PAGE 5

12. PLEASE ALSO DISCLOSE THAT EVEN AN UNSUCCESSFUL INFRINGEMENT ACTION AGAINST YOU WOULD BE EXPENSIVE TO DEFEND.

         In response to the Staff's comment, the Company has revised the prospectus on page 6-7. Specifically, as revised, the risk factor explains that infringement lawsuits can be expensive and would consume time and other resources even if unsuccessful or brought without merit.

IF THIRD-PARTY MANUFACTURERS OF OUR PRODUCTS FAIL TO DEVOTE SUFFICIENT TIME AND RESOURCES TO OUR CONCERNS ..., PAGE 7

13. WE NOTE YOUR STATEMENT THAT YOU HAVE CONTRACTED WITH THIRD PARTIES TO PRODUCE PRTX-100 FOR CLINICAL TRIALS. PLEASE REVISE TO IDENTIFY THE THIRD PARTY MANUFACTURERS. IF YOU ARE SUBSTANTIALLY DEPENDENT ON THESE AGREEMENTS, PLEASE FILE THE AGREEMENTS AS EXHIBITS. IF YOU BELIEVE YOU ARE NOT SUBSTANTIALLY DEPENDENT ON THESE AGREEMENTS, PLEASE PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION. SIMILARLY IDENTIFY PARTIES THAT YOU HAVE MANUFACTURING AGREEMENTS WITH ON PAGE 16.

         The Company has revised the prospectus on page 7 to identify Eurogentec S.A. as the third party contracted to produce PRTX-100 for Phases I and II of its the clinical trials. Given that the Company has sufficient inventory of PRTX-100 to finish these phases of its clinical trials, the Company supplementally advises the Staff that it is not currently substantially dependent upon any agreement with Eurogentec S.A. or any other third party. As disclosed in the prospectus on page 7, the Company may be required to rely on Eurogentec S.A., as well as other third party manufacturers, in the future, which would subject the Company to the disclosed risks. Supplementally, the Company advises the Staff that it previously filed as Exhibits 10.5 to the Company's 10-KSB/A filed on September 24, 2003, the most recent contracts executed between the Company and Eurogentec S.A.

14. WE NOTE YOU INTEND TO RELY ON THIRD PARTIES FOR THE MANUFACTURE AND DISTRIBUTION OF YOUR POTENTIAL PRODUCTS. IF YOU HAVE NOT YET IDENTIFIED PARTIES WILLING AND ABLE TO PERFORM THESE ACTIVITIES, PLEASE REVISE TO DISCUSS THE CONSEQUENCES IF YOU ARE UNABLE TO IDENTIFY ANY.

         In response to the Staff's comment the Company has revised the prospectus on page 7 to disclose the consequences if the Company is unable to contract with third parties to manufacture and distribute its potential products.

WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS IN COMMERCIAL QUANTITIES ..., PAGE 7

15. WE NOTE YOUR STATEMENT THAT PRTX-100 HAS ONLY BEEN MANUFACTURED IN SMALL QUANTITIES. PLEASE REVISE TO INDICATE IF YOU HAVE BEEN MANUFACTURING THESE QUANTITIES OR IF YOU HAVE BEEN ENTIRELY RELIANT ON OTHER PARTIES.

         In response to the Staff's comment, the Company has revised the prospectus on pages 7-8. Specifically, as revised, the risk factor states that the Company contracted with Eurogentec S.A. to produce PRTX-100 for its clinical trials.

IF WE ARE UNABLE TO RETAIN KEY PERSONNEL AND HIRE ADDITIONAL QUALIFIED ..., PAGE
8

16. IF YOU HAVE EXPERIENCED DIFFICULTIES RECRUITING AND RETAINING PERSONNEL, PLEASE REVISE TO INCLUDE A RISK FACTOR DISCUSSING THE DIFFICULTIES YOU HAVE EXPERIENCED AND THE CONSEQUENCES OR POTENTIAL

         CONSEQUENCES ON YOUR OPERATIONS. THE RISK FACTOR SHOULD DESCRIBE THE TYPES OF EMPLOYEES YOU HAVE HAD DIFFICULTY RECRUITING OR RETAINING AS WELL AS THE PROBLEMS AND CONSEQUENCES.

         The Company supplementally advises the Staff that, in the recent past, it has not had difficulty recruiting and retaining personnel, but acknowledges that there may be difficulties recruiting and retaining personnel in the future. Accordingly, the Company believes the risk factor, as written, addresses this prospective risk.

WE MAY BE REQUIRED TO DEFEND LAWSUITS OR PAY DAMAGES IN CONNECTION ..., PAGE 10

17. PLEASE DISCLOSE THE AMOUNT OF COVERAGE FOR THE COMPANY'S PRODUCT LIABILITY INSURANCE. ALSO, PLEASE DISCLOSE WHETHER THE COMPANY BELIEVES THIS AMOUNT OF COVERAGE IS SUFFICIENT.

         In response to the Staff's comment, the Company has revised the prospectus on page 10 to disclose that the Company believes its level of general liability insurance is sufficient for the Company's current needs. The Company has also revised the prospectus to disclose that the Company maintains general liability insurance in the amount of $1,000,000 and does not currently maintain product liability insurance because the Company is not currently conducting trials involving humans. The Company supplementally advises the Staff that it intends to acquire product liability insurance before it conducts clinical trials involving humans.

OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND MAY EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE VOLATILITY ..., PAGE 10

18. IF YOU HAVE EXPERIENCED VOLATILITY DUE TO ANY OF THE FACTORS LISTED, PLEASE REVISE TO DESCRIBE THE INSTANCES YOU HAVE EXPERIENCED IN GREATER DETAIL.

         The Company supplementally advises the Staff that the Company has not experienced volatility due to any of the factors listed in the risk factor.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO FALL ..., PAGE 11

19. PLEASE REVISE TO SPECIFICALLY STATE THAT THE SHARES YOU ARE REGISTERING FOR RESALE ON THIS REGISTRATION STATEMENT REPRESENT A LARGE PORTION OF YOUR OUTSTANDING COMMON STOCK AND QUANTIFY THE PERCENTAGE THAT THEY REPRESENT.

         In response to the Staff's comment, the Company has revised the prospectus on page 11. Specifically, as revised, the risk factor states the Company is registering for resale up to 10,610,049 shares of its common stock, or approximately 63% of the Company's total outstanding common stock, assuming full exercise of the warrants.

RECENTLY ENACTED AND PROPOSED CHANGES IN SECURITIES LAWS AND REGULATIONS ARE LIKELY TO INCREASE OUR COSTS ..., PAGE 11

20. PLEASE REVISE TO EXPLAIN HOW THIS RISK FACTOR AFFECTS YOU DIFFERENTLY THAN ANY OTHER REPORTING COMPANY. IF IT DOES NOT AFFECT YOU DIFFERENTLY THAN IT AFFECTS ALL OTHER COMPANIES, THEN DELETE THE DISCUSSION FROM THE RISK FACTOR SECTION.

         The Company supplementally advises the Staff that, upon further consideration, the Company believes that the risk factor does not presently affect the Company differently than any other reporting company. Consequently, the Company has deleted this risk factor in response to the Staff's comment.

OUR COMMON STOCK IS TRADED ON THE OTCBB WHICH MAY BE DETRIMENTAL TO INVESTORS, PAGE 11

21. PLEASE REVISE TO CLARIFY HOW THIS RISK AFFECTS YOU DIFFERENTLY THAN OTHER COMPANIES LISTED ON THE OTCBB. IF YOU HAVE EXPERIENCED A GREATER LACK OF LIQUIDITY OR GREATER VOLATILITY THAN OTHER BULLETIN BOARD LISTED COMPANIES, THESE RESULTS AND ANY OTHER ATTRIBUTING FACTORS SHOULD BE INCLUDED IN THE DISCUSSION.

         The Company supplementally advises the Staff that, upon further consideration, the Company believes the risk does not presently affect the Company differently than other companies listed on the OTCBB. Consequently, the Company has deleted this risk factor in response to the Staff's comment.

PREVIOUS FINANCINGS, PAGE 12

22. PLEASE REVISE TO DISCLOSE THE EXERCISE PRICE OF THE WARRANTS ISSUED.

         The Company respectfully directs the Staff to page 13 of the prospectus, which states "[e]ach of the warrants has an exercise price of $2.40 per share."

BUSINESS

OVERVIEW, PAGE 14

23. IN INSTANCES WHERE YOU HAVE DISCUSSED THE EFFECTIVENESS DEMONSTRATED BY PRE-CLINICAL STUDIES, PLEASE REVISE TO SPECIFICALLY STATE THAT THE CLINICAL TRIALS MIGHT NOT SUPPORT THESE RESULTS.

         The Company has revised the prospectus on page 15 to specify that the effectiveness of its lead product shown in preclinical studies using animal models may not be predictive of the results that the Company will see in its clinical trials.

24. PLEASE PROVIDE INDEPENDENT THIRD PARTY SUPPORT FOR THE FOLLOWING STATEMENTS:

         o        "RA AFFECTS APPROXIMATELY 2.1 MILLION AMERICANS;"

         o        "...WITH A GLOBAL NUMBER ESTIMATED AT GREATER THAN 5 MILLION:"

         o "PHARMACEUTICALS FOR RA REPRESENT APPROXIMATELY A $12 BILLION MARKET WITH A PROJECTED GROWTH RATE OF 10% PER YEAR THROUGH THE END OF THE DECADE;"

         o "CURRENT RA TREATMENTS ... HAVE RESULTED IN AN AVERAGE ANNUAL RETAIL COST OF $13,000 TO $30,000 PER PATIENT;" AND

         o THE STATEMENTS ON PAGE 17 RELATED TO REVENUES GENERATED BY COMPETING PRODUCTS.

         IDENTIFY THE SOURCE OF THE INFORMATION IN THE REGISTRATION STATEMENTS AND PROVIDE MARKED COPIES OF THE SOURCES FOR OUR REVIEW.

         The sources of the information referenced in the Staff's comment have been identified in the prospectus on pages 18 and 19. The Company has supplementally provided the Staff with marked copies of the sources for its review.

25. WE NOTE YOUR STATEMENT THAT YOU INTEND TO USE YOUR BIOTECHNOLOGY TO TREAT OTHER AUTOIMMUNE DISEASES. PLEASE REVISE TO CLARIFY WHETHER YOU HAVE CONDUCTED ANY PRECLINICAL TRIALS RELATED TO THE TREATMENT OF ANY OF THESE DISEASES.

         The Company has revised the prospectus on page 15 to clarify that the Company has not conducted any pre-clinical trials related to any other autoimmune disease.

26. IN THE FOURTH PARAGRAPH ON PAGE 14, PLEASE EXPLAIN WHAT YOU MEAN BY THE STATEMENT THAT YOU ARE DEVELOPING A CORPORATE BASE FOR
         COMMERCIALIZATION OF YOUR PRODUCTS.

         The Company has revised the prospectus on page 15 to eliminate the phrase "corporate base" and replaced it with "our management team, facilities and operational infrastructure."

27. EXPLAIN HOW YOUR PRODUCTS ARE NOVEL AND THE BASIS FOR YOUR BELIEF THAT THEY WILL BE COMPETITIVE THROUGHOUT THE GLOBAL MARKET.

         The Company has revised the prospectus on page 16 to delete its statement that "[w]e expect that, if we are granted all regulatory approvals, our novel products will be competitive throughout the global market."

28. WE NOTE YOUR STATEMENTS, "WE EXPECT TO HAVE THE OPTION TO ENTER INTO COLLABORATIVE ARRANGEMENTS WITH LARGER STRATEGIC PARTNERS TO MARKET AND SELL..." AND "THESE PARTNERS COULD BE RESPONSIBLE FOR FUNDING OR REIMBURSING ALL OR A PORTION OF THE COSTS OF PRE-CLINICAL AND CLINICAL TRIALS..." PLEASE PROVIDE THE BASES FOR THESE STATEMENTS. HAS THE COMPANY RECEIVED INDICATIONS OF INTEREST FROM POTENTIAL LARGE STRATEGIC PARTNERS ABOUT ENTERING INTO COLLABORATIVE ARRANGEMENTS WITH YOU? IF YOU ARE HOPING TO ENTER INTO SUCH COLLABORATIVE ARRANGEMENTS, PLEASE REVISE TO CLARIFY THAT YOU INTEND TO LOOK FOR SUCH OPPORTUNITIES, RATHER THAN STATING THAT IT IS AN EXPECTATION.

         In response to the Staff's comment, the Company advises the Staff supplementally that it has not received any indications of interest from potential large strategic partners about entering into collaborative arrangements. The Company has revised the prospectus on page 16 to clarify that the Company is intending to look for opportunities to enter into collaborative arrangements with larger strategic partners.

MARKETS, PAGE 16

29. PLEASE REVISE TO IDENTIFY THE MILESTONES IN THE RA TRIALS, WHICH WILL TRIGGER THE COMMENCEMENT OF THE PRE-CLINICAL TRIALS FOR LUPUS AND CROHN'S DISEASE.

         The Company has revised the prospectus on pages 17-18 to delete any discussion of milestones in the RA trials, which will trigger the commencement of the pre-clinical trials for Lupus and Crohn's disease.

COMPETITION, PAGE 17

30. PLEASE SPECIFY THE COMPANY'S COMPETITIVE ADVANTAGE VIS-A-VIS PRTX-100. WHAT SPECIFIC BARRIERS TO ENTRY PREVENT YOUR COMPETITORS FROM IMPLEMENTING THE SAME PROCEDURES?

         The Company has revised the prospectus on pages 18-19 to specify the basis for its belief that PRTX-100 has a potential competitive advantage, as well as to specify that if a patent is issued under the Company's patent application, that patent may be a potential barrier to entry that could prevent competitors from implementing the same procedures as the Company.

GOVERNMENT REGULATION, PAGE 18

31. PLEASE REVISE TO DESCRIBE THE CURRENT GOOD MANUFACTURING PRACTICES AND HOW THEY WILL AFFECT YOUR OPERATIONS.

         The Company has revised the prospectus on pages 19-20 to describe the current Good Manufacturing Practices and how they will affect the Company's operations.

PLAN OF DISTRIBUTION, PAGE 27

32. PLEASE REFER TO YOUR STATEMENT THAT THE SELLING STOCKHOLDERS MAY PLEDGE OR GRANT A SECURITY INTEREST IN SOME OR ALL OF THE SHARES OF COMMON STOCK OWNED BY THEM AND THAT THE PLEDGEES OR SECURED PARTIES MAY OFFER AND SELL THE SHARES OF COMMON STOCK FROM TIME TO TIME UNDER THIS PROSPECTUS, OR UNDER AN AMENDMENT TO THIS PROSPECTUS UNDER RULE 424(B)(3) OR OTHER APPLICABLE PROVISION OF THE SECURITIES ACT AMENDING THE LIST OF SELLING STOCKHOLDERS TO INCLUDE THE PLEDGEE, TRANSFEREE OR OTHER SUCCESSORS IN INTEREST AS SELLING STOCKHOLDERS UNDER THIS PROSPECTUS. PLEASE CONFIRM YOUR UNDERSTANDING THAT THE COMPANY MAY SUBSTITUTE NEW NAMES FOR THE NAMES OF SELLING STOCKHOLDERS BY MEANS OF A RULE 424(B) PROSPECTUS ONLY IF:

         o        THE CHANGE IS NOT MATERIAL;

         o THE NUMBER OF SECURITIES OR DOLLAR AMOUNT REGISTERED DOES NOT CHANGE; AND

         o THE NEW OWNERS' SECURITIES CAN BE TRACED TO THOSE COVERED BY THE ORIGINAL REGISTRATION STATEMENT.

         PLEASE BE ADVISED THAT YOU MAY NOT USE A PROSPECTUS SUPPLEMENT TO ADD SELLING STOCKHOLDERS TO THE REGISTRATION STATEMENT IF THEIR OWNERSHIP CANNOT BE TRACED TO SECURITIES REGISTERED IN THE ORIGINAL REGISTRATION STATEMENT.

         The Company acknowledges the Staff's comment and confirms that it understands the requirements for substituting new names for the names of the selling stockholders by means of a Rule 424(b) prospectus. In addition, the Company supplementally advises the Staff that the Company is aware that selling stockholders may not be added to the Registration Statement by a prospectus supplement if their ownership cannot be traced to securities registered in the original Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 19

33. PLEASE DESCRIBE THE TYPES OF MILESTONES YOU BELIEVE MAY MAKE IT EASIER TO RAISE ADDITIONAL FINANCING.

         The Company has revised the prospectus on page 21 to state its belief that the Company's ability to sustain its operations may be significantly jeopardized if the Company is unable to file its IND application or advance in the FDA approval process.

34. WE NOTE YOUR STATEMENT THAT FUNDS RAISED IN YOUR PRIVATE PLACEMENT ARE PROJECTED TO BE SUFFICIENT FOR AT LEAST THE NEXT TWELVE MONTHS. PLEASE REVISE TO DISCUSS LIQUIDITY ON BOTH A LONG-TERM AND SHORT-TERM BASIS. WE CONSIDER LONG-TERM TO BE IN EXCESS OF 12 MONTHS. FOR EXAMPLE, HOW WILL YOU SUSTAIN YOUR OPERATIONS IF YOU HAVE NOT MET YOUR MILESTONES AND ADVANCED IN THE FDA PROCESS? SEE SECTION III.C. OF RELEASE 33-6835.

         The Company has revised the prospectus on page 20 to clarify the disclosure as requested.

MANAGEMENT, PAGE 21

35. IN MANY OF THE DISCUSSIONS REGARDING YOUR OFFICERS' AND DIRECTORS' PREVIOUS EXPERIENCE, IT IS DIFFICULT TO DETERMINE WHETHER YOU HAVE DISCLOSED EACH INDIVIDUAL'S EXPERIENCE FOR EACH OF THE LAST FIVE YEARS. PLEASE REVISE TO PROVIDE ALL RELEVANT DATES. IF ONE OF YOUR DIRECTORS IS RETIRED, DISCLOSE THIS INFORMATION AND PROVIDE THE DATE HE RETIRED.

         The Company has revised the prospectus on pages 24-26 to clarify the disclosure as requested.

36.      ARE FRANK DOUGHERTY AND JOHN DOUGHERTY RELATED?

         The Company supplementally advises the Staff that Frank M. Dougherty and John E. Doherty are not related.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 25

37. FOR EACH PARTY THAT IS NOT A NATURAL PERSON, PUBLICLY REGISTERED COMPANY OR BROKER-DEALER, IDENTIFY THE NATURAL PERSONS THAT HAVE VOTING AND INVESTMENT CONTROL. SIMILARLY REVISE THE SELLING SECURITY HOLDER TABLE.

         The Company has revised the prospectus on page 30 to provide the additional disclosure as requested.

SELLING STOCKHOLDERS, PAGE 27

38. WE NOTE THAT THE NUMBER OF SHARES INCLUDED IN THE TABLE EXCEEDS THE NUMBER OF SHARES BEING REGISTERED. PLEASE REVISE TO RECONCILE THESE AMOUNTS.

         The Company has made revisions throughout the prospectus to reconcile the number of shares included in the selling shareholder table with the number of shares being registered. The Company supplementally advises the Staff that the proper number of shares to be registered is 10,610,049, which are four more shares than indicated in Amendment No. 1. The Company respectfully requests that the Staff advise the Company if it determines that any additional filing fee must be paid to the SEC, in which case the Company would do so promptly.

39. PLEASE REVISE TO IDENTIFY ALL SELLING SHAREHOLDERS WHO ARE BROKER DEALERS AND TO STATE THAT ALL BROKER-DEALERS ARE UNDERWRITERS. THE ONLY EXCEPTION TO THE POSITION THAT BROKER-DEALERS MUST BE IDENTIFIED AS UNDERWRITERS IS FOR BROKER-DEALERS WHO RECEIVED SHARES AS UNDERWRITING COMPENSATION.

         The Company supplementally advises the Staff that, with one exception, to the knowledge of the Company, only one of the selling shareholders is a broker-dealer. One selling shareholder, Merriman Curhan Ford & Co., acted as a broker-dealer for the Company in connection with the Company's September 2003 private placement, which is noted in the disclosure set forth in footnote 4, on page 35. To confirm the Company's knowledge of these matters, the Company has distributed a shareholder questionnaire to its shareholders, and the Company is currently in the process of collecting the completed questionnaires. If upon receipt of the completed questionnaires, the Company learns that any other selling shareholder is a broker-dealer, the Company will inform the Staff in future correspondence to be filed contemporaneously with a Post-Effective Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which would likewise include the required disclosure.

40.      IF ANY OF THE SELLING SECURITY HOLDERS ARE AFFILIATES OF
         BROKER-DEALERS, THEY SHOULD BE SO IDENTIFIED. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE FOLLOWING REPRESENTATIONS:

         o THE SELLING SECURITY HOLDER PURCHASED IN THE ORDINARY COURSE OF BUSINESS; AND

         o AT THE TIME OF THE PURCHASE, THE SELLING SECURITY HOLDER HAD NO AGREEMENTS OR UNDERSTANDING TO DISTRIBUTE THE SECURITIES.

         IF YOU ARE UNABLE TO MAKE THESE STATEMENTS IN THE PROSPECTUS, PLEASE REVISE THE PROSPECTUS TO STATE THE SELLER IS AN UNDERWRITER.

         The Company supplementally advises the Staff that, with eleven exceptions, to the Company's knowledge, none of the selling shareholders are affiliates of broker-dealers. The eleven known affiliations are:

         o Joseph R. Hardiman is a director and shareholder of Brown Advisory & Trust Co., which is an affiliate of Brown Advisory Securities, a member of the NASD.

         o Two members of Robert A. Mackie's immediate family work for members of the NASD.

         o The managing member of Catalysis Partners, LLC is a registered representative of Strome Securities LP, a member of the NASD.

         o Terral Jordan employer's wholly owned subsidiary is a member of the NASD

         o        Jon M. Plexico is an employee of Merriman Curhan Ford & Co.
                  ("MCF"), which is an NASD member. As well, MCF is a publicly traded entity of which he owns shares and MCF is Mr. Plexico's broker for conducting transactions.

         o William M. Hitchcock is a registered representative of Pembroke Financial Partners LLC, which is a NASD member firm.

         o Edward B. Keaney is a Managing Director of MCF, which is an NASD member firm.

         o The Havens family also owns stock in A.G. Edwards and Morgan Stanley, who are members of the NASD

         o SF Capital Partners Ltd. is affiliated with two NASD broker-dealers; Reliant Trading and Shepherd Trading Limited.

         o Some of the limited partners of Integral Capital Partners VI, L.P. are associated with Morgan Stanley, however, such people own less than 10% collectively of the limited partnership interests.

         o Mark E. Strome, who holds the shares as Mark E. Strome Ttee FBO Mark E. Strome Living Trust Dtd 1/15/94, is the CEO and President of Strome Securities LP, a NASD member firm.

         The Company has revised the prospectus on page 33 to reflect this information; as well as to include the representations requested by the Staff.

         To confirm the Company's knowledge of these matters, the Company has distributed a shareholder questionnaire to its shareholders, and the Company is currently in the process of collecting the completed questionnaires. If upon receipt of the completed questionnaires the Company learns that any other selling shareholder is an affiliate of a broker-dealer, the Company will inform the Staff in future correspondence filed contemporaneously with Amendment No. 3, which would likewise include the required disclosure.

41.      PLEASE DESCRIBE YOUR RELATIONSHIP WITH WILLIAM HITCHCOCK.

         The Company has revised the prospectus on page 33 to provide additional disclosure on its former relationship with Mr. Hitchcock.

                                      * * *

If you have any questions, please feel free to contact me at (415) 659-5905.

                                                         Very truly yours,


                                                         /s/ Matt Kirmayer, Esq.
                                                         -----------------------
                                                         Matt Kirmayer, Esq.
                                                         Partner

cc:  Steven H. Kane
     Marc L. Rose


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